                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)
                                (Initial Filing)


                              MEEMIC HOLDINGS, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    585135106
                                 (CUSIP Number)

                                 Victor T. Adamo
                      President and Chief Executive Officer
                            Professionals Group, Inc.
                            2600 Professionals Drive
                             Okemos, Michigan 48864
                                 (517) 349-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                             Brad B. Arbuckle, Esq.
                   Miller, Canfield, Paddock and Stone, P.L.C.
                       1400 N. Woodward Avenue, Suite 100
                        Bloomfield Hills, Michigan 48304
                                 (248) 645-5000


                                  July 1, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


                         (Continued on following pages)




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                                  SCHEDULE 13D

CUSIP NO. 585135106

1       NAME OF REPORTING PERSON:

        Professionals Group, Inc.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

         38-3273911

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  |_|
                                                         (b)  |X|
3       SEC USE ONLY

4       SOURCE OF FUNDS:  AF (See Item 3).

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan.

                       7       SOLE VOTING POWER:  0 (See Item 5).
NUMBER OF SHARES
BENEFICIALLY           8       SHARED VOTING POWER: 5,065,517 (See Item 5).
OWNED BY EACH
REPORTING PERSON       9       SOLE DISPOSITIVE POWER: 0 (See Item 5).
WITH
                      10       SHARED DISPOSITIVE POWER: 5,065,517 (See Item 5).

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,065,517 (See Item 5).

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
        |X|  (See Item 5).

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  76.8% (See Item 5).

14      TYPE OF REPORTING PERSON:  HC/CO (See Item 3).


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                                  SCHEDULE 13D

CUSIP NO. 585135106

1       NAME OF REPORTING PERSON:

        ProNational Insurance Company

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

        38-2317569

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  |_|
                                                         (b)  |X|
3       SEC USE ONLY

4       SOURCE OF FUNDS:  WC, OO (See Item 3).

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan.

                        7       SOLE VOTING POWER: 5,065,517 (See Item 5).
NUMBER OF SHARES
BENEFICIALLY            8       SHARED VOTING POWER: 0 (See Item 5).
OWNED BY EACH
REPORTING PERSON        9       SOLE DISPOSITIVE POWER: 5,065,517 (See Item 5).
WITH
                       10       SHARED DISPOSITIVE POWER: 0 (See Item 5).

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        5,065,517 (See Item 5).

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
        |X|  (See Item 5).

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  76.8% (See Item 5).

14      TYPE OF REPORTING PERSON:  IC/CO (See Item 3).


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                                  SCHEDULE 13D

Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to the directors and executive officers of Professionals Group, Inc., a Michigan corporation ("Professionals Group"), and the directors and executive officers of ProNational Insurance Company, a Michigan stock insurance corporation and a wholly-owned subsidiary of Professionals Group ("ProNational").

Professionals Group disclaims beneficial ownership of any and all shares of "MHC Common Stock" (as hereinafter defined) beneficially owned by any director, officer or employee of Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that Professionals Group is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

ProNational disclaims beneficial ownership of any and all shares of MHC Common Stock beneficially owned by any director, officer or employee of Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that Professionals Group is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

Professionals Group and ProNational have been advised that each director, officer and employee of Professionals Group disclaims beneficial ownership of any and all shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that ProNational is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

Professionals Group and ProNational have been advised that each director, officer and employee of ProNational disclaims beneficial ownership of any and all shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. The filing of this Statement on Schedule 13D shall not be construed as an admission that any director, officer or employee of ProNational is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on
Schedule 13D.

No director, officer or employee of either Professionals Group or ProNational, acting in an individual capacity, may vote, or direct the voting of, any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. No director, officer or employee of either Professionals Group or ProNational, acting in an individual capacity, may dispose of, or direct the disposition of, any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. No director, officer or employee of either Professionals Group or ProNational, in an individual capacity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational. Accordingly, no director, officer or employee of either Professionals Group or ProNational shall be deemed the beneficial owner of any shares of MHC Common Stock beneficially owned by Professionals Group or ProNational solely by virtue of the fact that he or she is a director, officer or employee of Professionals Group or ProNational.

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, no par value per share ("MHC Common Stock"), of MEEMIC Holdings, Inc., a Michigan corporation ("MHC" or the "Issuer"). The principal


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

executive offices of MHC are located at 691 North Squirrel Road, Suite 100, Auburn Hills, Michigan 48326.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c), (f): This Statement on Schedule 13D is being filed by Professionals Group, Inc., a Michigan corporation and the sole stockholder of ProNational. Professionals Group is an insurance holding company and its principal business and its principal executive offices are located at 2600 Professionals Drive, Okemos, Michigan 48864.

This Statement on Schedule 13D is also being filed by ProNational Insurance Company, a Michigan stock insurance corporation and a wholly-owned subsidiary of Professionals Group. ProNational is a property and casualty insurance company specializing in medical professional liability insurance and its principal business and its principal executive offices are located at 2600 Professionals Drive, Okemos, Michigan 48864.

The names of the directors and executive officers of Professionals Group and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

The names of the directors and executive officers of ProNational and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule II hereto, which Schedule II is incorporated herein by reference.

(d), (e): During the last five years, neither Professionals Group nor ProNational has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Professionals Group and ProNational, during the past five years none of the persons listed in Schedule I or Schedule II hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Except as otherwise indicated in this Statement on Schedule 13D, all of the shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational were acquired as of July 1, 1999 in connection with the conversion of Michigan Educational Employees Mutual Insurance Company, a Michigan domiciled specialty writer of personal automobile and homeowners coverages for teachers and other members of the educational community in Michigan ("MEEMIC").

Of the shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational, 2,302,209 were acquired upon the conversion of a promissory note issued by MEEMIC to ProNational on April 7, 1997. As of the date of conversion, the promissory note had a principal balance of $21,500,000 and accrued and unpaid interest of $1,522,090. The remaining 2,763,308 shares of MHC Common Stock reported as beneficially owned by Professionals Group and ProNational were purchased for cash at a price of $10 per share. The sources of such funds were working capital and other of ProNational.

To the knowledge of Professionals Group and ProNational : (i) all of the shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of Professionals Group and the directors and executive officers of ProNational were purchased as of July 1, 1999 in connection with the conversion of MEEMIC for cash at a price of $10 per share; (ii) the sources of funds or other consideration used by each director or executive officer of Professionals Group to purchase the shares of MHC Common Stock beneficially owned by such person was personal funds; and (iii) the sources of funds or other consideration used by each director or executive officer of ProNational to purchase the shares of MHC Common Stock beneficially owned by such person was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of MHC Common Stock reported as beneficially owned by each of Professionals Group and ProNational were acquired in connection with the conversion of MEEMIC in order to gain ownership control of MHC and MEEMIC and for purposes of investment.

The shares of MHC Common Stock reported as beneficially owned by the directors and executive officers of Professionals Group and by the directors and executive officers of ProNational were acquired in connection with the conversion of MEEMIC and for purposes of investment.

Except as otherwise described in this Schedule 13D, to the knowledge of Professionals Group and ProNational none of the directors and executive officers of Professionals Group, and none of the directors and executive officers of ProNational, have agreed to act together, or with Professionals Group or ProNational, for the purpose of acquiring, holding, voting or disposing of any equity securities of MHC.

Three of the six current directors of MHC, Victor T. Adamo, R. Kevin Clinton and Annette E. Food are directors or executive officers of Professionals Group or ProNational.

From time to time Professionals Group and ProNational may purchase or sell additional shares of MHC Common Stock in unsolicited market transactions at the prevailing market price or in privately negotiated transactions. Depending on the nature, frequency, timing, and other characteristics of such transactions (including the number of shares involved in such transactions, the price paid for such shares, and the number of record holders of MHC Common Stock remaining upon the completion of such transactions), such transactions (i) could cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (ii) could result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (iii) could result in an action similar to any of those enumerated in this paragraph.

                                    * * * * *

Except as described in this Item 4, none of Professionals Group, ProNational, the directors and executive officers of Professionals Group, and the directors and executive officers of ProNational, have not had any discussions with respect to, and do not presently have any plans or proposals which relate to or would result in either (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) (i) Professionals Group is the beneficial owner of 5,065,517 shares of MHC Common Stock, which constitute 76.8% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(i) as beneficially owned by Professionals Group includes all of the shares of MHC Common Stock reported as beneficially owned by ProNational. The number of shares of MHC Common Stock reported in this section (a)(i) as beneficially owned by Professionals Group does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either Professionals Group or ProNational. The shares of MHC Common Stock reported as beneficially owned by ProNational have been attributed to Professionals Group because it is the sole stockholder of ProNational.

         (ii) ProNational is the beneficial owner of 5,065,517 shares of MHC Common Stock, which constitute 76.8% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(ii) as beneficially owned by ProNational does not include any of the shares of MHC Common Stock reported as beneficially owned by any director or executive officer of either Professionals Group or ProNational.

         (iii) Victor T. Adamo is the beneficial owner of 22,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(iii) as beneficially owned by Mr. Adamo does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (iv) Richard G. Alper, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(iv) as beneficially owned by Dr. Alper does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (v) Eliot H. Berg, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(v) as beneficially owned by Dr. Berg does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (vi) Louis P. Brady M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(vi) as beneficially owned


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

by Dr. Brady does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (vii) Jerry D. Campbell is the beneficial owner of 10,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(vii) as beneficially owned by Mr. Campbell does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (viii) R. Kevin Clinton is the beneficial owner of 100,500 shares of MHC Common Stock, which constitute less than 2% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(viii) as beneficially owned by Mr. Clinton does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (ix) John F. Dodge, Jr. is the beneficial owner of 10,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(ix) as beneficially owned by Mr. Dodge does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (x) H. Harvey Gass, M.D., is the beneficial owner of 3,500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(x) as beneficially owned by Dr. Gass does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xi) Richard P. Horsch, M.D., is the beneficial owner of 10,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xi) as beneficially owned by Dr. Horsch does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xii) John F. McCaffrey is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xii) as beneficially owned by Mr. McCaffrey does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xiii) Isaac J. Powell, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xiii) as beneficially owned by Dr. Powell does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.


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

         (xiv) Ann F. Putallaz is the beneficial owner of 500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xiv) as beneficially owned by Ms. Putallaz does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xv) Edward S. Truppman, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xv) as beneficially owned by Dr. Truppman does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xvi) William H. Woodhams, M.D., is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xvi) as beneficially owned by Dr. Woodhams does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xvii) Donald S. Young is the beneficial owner of 10,744 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xvii) as beneficially owned by Mr. Young does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xviii) John O. Bashant is the beneficial owner of 2,500 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xviii) as beneficially owned by Mr. Bashant does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xix) William D. Baxter is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xix) as beneficially owned by Mr. Baxter does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xx) Jeffrey L. Bowlby is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xx) as beneficially owned by Mr. Bowlby does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxi) Annette E. Flood is the beneficial owner of 22,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of

July 1, 1999. The number of shares of MHC Common Stock reported in this section
(a)(xxi) as beneficially owned by Ms. Flood does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxii) Gregg L. Hanson is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xxii) as beneficially owned by Mr. Hanson does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxiii) John F. Lang is the beneficial owner of 1,250 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xxiii) as beneficially owned by Mr. Lang does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxiv) Joseph O. Marker is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xxiv) as beneficially owned by Mr. Marker does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxv) William P. Sabados is the beneficial owner of 12,700 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xxv) as beneficially owned by Mr. Sabados does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxvi) Darryl K. Thomas is the beneficial owner of 4,000 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xxvi) as beneficially owned by Mr. Thomas does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxvii) Robert E. White, Jr. is the beneficial owner of 0 shares of MHC Common Stock, which constitute less than 1% of the shares of MHC Common Stock deemed issued and outstanding as of July 1, 1999. The number of shares of MHC Common Stock reported in this section (a)(xxvii) as beneficially owned by Mr. White does not include any of the shares of MHC Common Stock reported as beneficially owned by Professionals Group, ProNational, or any other director or executive officer of Professionals Group or ProNational.

         (xxviii) Except as otherwise indicated in this section (a), to the knowledge of Professionals Group and ProNational no director or executive officer of Professionals Group, considered individually, beneficially owns any shares of MHC Common Stock.

         (xxix) Except as otherwise indicated in this section (a), to the knowledge of Professionals Group and ProNational no director or executive officer of ProNational, considered individually, beneficially owns any shares of MHC Common Stock.

(b) (i) Professionals Group has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5. Professionals Group has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection
(a)(i) of this Item 5.

         (ii) ProNational has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(ii) of this Item 5. ProNational has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(ii) of this Item 5.

         (iii) Mr. Adamo has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iii) of this Item 5. Mr. Adamo has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(iii) of this Item 5.

         (iv) Dr. Alper has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iv) of this Item 5. Dr. Alper has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(iv) of this Item 5.

         (v) Dr. Berg has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(v) of this Item 5. Dr. Berg has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(v) of this Item 5.

         (vi) Dr. Brady has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vi) of this Item 5. Dr. Brady has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(vi) of this Item 5.

         (vii) Mr. Campbell has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vii) of this Item 5. Mr. Campbell has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(vii) of this Item 5.

         (viii) Mr. Clinton has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(viii) of this Item 5. Mr. Clinton has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(viii) of this Item 5.

         (ix) Mr. Dodge has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(ix) of this Item 5. Mr. Dodge has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(ix) of this Item 5.

         (x) Dr. Gass has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(x) of this Item 5. Dr. Gass has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(x) of this Item 5.

         (xi) Dr. Horsch has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xi) of this Item 5. Dr. Horsch has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xi) of this Item 5.

         (xii) Mr. McCaffrey has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xii) of this Item 5. Mr. McCaffrey has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xii) of this Item 5.

         (xiii) Dr. Powell has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xiii) of this Item 5. Dr. Powell has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xiii) of this Item 5.

         (xiv) Ms. Putallaz has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xiv) of this Item 5. Ms. Putallaz has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection
(a)(xiv) of this Item 5.

         (xv) Dr. Truppman has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xv) of this Item 5. Dr. Truppman has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xv) of this Item 5.

         (xvi) Dr. Woodhams has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xvi) of this Item 5. Dr. Woodhams has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xvi) of this Item 5.

         (xvii) Mr. Young has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xvii) of this Item 5. Mr. Young has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xvii) of this Item 5.

         (xviii) Mr. Bashant has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xviii) of this Item 5. Mr. Bashant has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xviii) of this Item 5.

         (xix) Mr. Baxter has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xix) of this Item

5. Mr. Baxter has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xix) of this Item 5.

         (xx) Mr. Bowlby has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xx) of this Item 5. Mr. Bowlby has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xx) of this Item 5.

         (xxi) Ms. Flood has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xxi) of this Item 5. Ms. Flood has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection
(a)(xxi) of this Item 5.

         (xxii) Mr. Hanson has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxii) of this Item 5. Mr. Hanson has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xxii) of this Item 5.

         (xxiii) Mr. Lang has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxiii) of this Item 5. Mr. Lang has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xxiii) of this Item 5.

         (xxiv) Mr. Marker has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxiv) of this Item 5. Mr. Marker has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xxiv) of this Item 5.

         (xxv) Mr. Sabados has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxv) of this Item 5. Mr. Sabados has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xxv) of this Item 5.

         (xxvi) Mr. Thomas has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxvi) of this Item 5. Mr. Thomas has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xxvi) of this Item 5.

         (xxvii) Mr. White has the power to vote, or to direct the voting of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxvii) of this Item 5. Mr. White has the power to dispose of, or to direct the disposition of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection
(a)(xxvii) of this Item 5.

         (xxviii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Professionals Group and ProNational no director or executive officer of Professionals

Group, considered individually, has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of MHC Common Stock.

         (xxix) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Professionals Group and ProNational no director or executive officer of ProNational, considered individually, has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of MHC Common Stock.

(c)      Except as otherwise indicated in this subsection (c) or the response to
Item 3 of this Schedule 13D, it is believed that none of Professionals Group, ProNational, the directors and officers of Professionals Group, and the directors and, officers of ProNational has personally effected any transactions in MHC Common Stock in the last 60 days.

                  List of Transactions Effected in Last 60 days

                                 DATE OF                TYPE OF                 NO. OF                PRICE PER
          NAME                 TRANSACTION            TRANSACTION               SHARES                  SHARE
          ----                 -----------            -----------               ------                  -----

ProNational                         1/                     2/                        2,302,209          $10
                                    --                     --

ProNational                         1/                     3/                        2,763,308           10
                                    --                     --

Victor T. Adamo                     1/                     3/                           22,700           10
                                    --                     --

Jerry D. Campbell                   1/                     3/                           10,744           10
                                    --                     --

R. Kevin Clinton                    1/                     3/                          100,500           10
                                    --                     --

John F. Dodge, Jr.                  1/                     3/                           10,744           10
                                    --                     --

H. Harvey Gass, M.D.                1/                     3/                            3,500           10
                                    --                     --

Richard P. Horsch, M.D.             1/                     3/                           10,744           10
                                    --                     --

Ann F. Putallaz                     1/                     3/                              500           10
                                    --                     --

Donald S. Young                     1/                     3/                           10,744           10
                                    --                     --

John O. Bashant                     1/                     3/                            2,500           10
                                    --                     --

Annette E. Flood                    1/                     3/                           22,700           10
                                    --                     --

John F. Lang                        1/                     3/                            1,250           10
                                    --                     --

William P. Sabados                  1/                     3/                           12,700           10
                                    --                     --

Darryl K. Thomas                    1/                     3/                            4,000           10
                                    --                     --

-----------------------

1/ Each transaction occurred as of July 1, 1999.

2/ These shares were acquired in connection with the conversion of MEEMIC upon the conversion of a promissory note issued by MEEMIC to ProNational. See the response to Item 3 of this Schedule 13D.

3/ These shares were acquired directly from MHC in connection with the conversion of MEEMIC for cash. See the response to Item 3 of this Schedule 13D.

(d) (i) Professionals Group has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5.

         (ii) ProNational has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by it in the response to subsection (a)(ii) of this Item 5.

         (iii) Mr. Adamo has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iii) of this Item 5.

         (iv) Dr. Alper has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(iv) of this Item 5.

         (v) Dr. Berg has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(v) of this Item 5.

         (vi) Dr. Brady has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vi) of this Item 5.

         (vii) Mr. Campbell has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(vii) of this Item 5.

         (viii) Mr. Clinton has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(viii) of this Item 5.

         (ix) Mr. Dodge has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(ix) of this Item 5.

         (x) Dr. Gass has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(x) of this Item 5.

         (xi) Dr. Horsch has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xi) of this Item 5.

         (xii) Mr. McCaffrey has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xii) of this Item 5.

         (xiii) Dr. Powell has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xiii) of this Item 5.

         (xiv) Ms. Putallaz has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xiv) of this Item 5.

         (xv) Dr. Truppman has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xv) of this Item 5.

         (xvi) Dr. Woodhams has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xvi) of this Item 5.

         (xvii) Mr. Young has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xvii) of this Item 5.

         (xviii) Mr. Bashant has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xviii) of this Item 5.

         (xix) Mr. Baxter has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xix) of this Item 5.

         (xx) Mr. Bowlby has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xx) of this Item 5.

         (xxi) Ms. Flood has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by her in the response to subsection (a)(xxi) of this Item 5.

         (xxii) Mr. Hanson has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxii) of this Item 5.

         (xxiii) Mr. Lang has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxiii) of this Item 5.

         (xxiv) Mr. Marker has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxiv) of this Item 5.

         (xxv) Mr. Sabados has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxv) of this Item 5.

         (xxvi) Mr. Thomas has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxvi) of this Item 5.

         (xxvii) Mr. White has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of MHC Common Stock reported as beneficially owned by him in the response to subsection (a)(xxvii) of this Item 5.

         (xxviii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Professionals Group and ProNational no director or executive officer of Professionals Group, considered individually, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of MHC Common Stock.

         (xxix) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Professionals Group and ProNational no director or executive officer of ProNational, considered individually, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of MHC Common Stock.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                Professionals Group, Inc.


Dated: July 1, 1999             By /s/ Victor T. Adamo
                                   ------------------------------------------
                                        Victor T. Adamo
                                Its President and Chief Executive Officer


                                ProNational Insurance Company

Dated: July 1, 1999             By /s/ Victor T. Adamo
                                   ------------------------------------------
                                         Victor T. Adamo
                                Its President and Chief Executive Officer

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF PROFESSIONALS GROUP, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Professionals Group, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 2600 Professionals Drive, Okemos, Michigan 48864. Unless otherwise indicated, the business address of each Professionals Group director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Victor T. Adamo                       President and Chief Executive Officer of Professionals Group. He is also
                                      Chairman, President and Chief Executive Officer of ProNational, a Director of
                                      MHC and a Director of MEEMIC.

Richard G. Alper, M.D.                He is Board certified in internal medicine, hematology and medical oncology and practices on behalf of Melbourne Internal Medicine Associates, Melbourne,
                                      Florida.

Eliot H. Berg, M.D.                   He is Board certified in surgery and practices on behalf of Segal and Berg,
                                      P.A., Hialeah, Florida.

Louis P. Brady, M.D.                  He practices office orthopedics on behalf of Florida Center for Orthopedics,
                                      Orlando, Florida.

Jerry D. Campbell                     Chairman of the Board and Chief Executive Officer of Republic Bancorp Inc., a
                                      publicly-held bank holding company, 1070 East Main Street, Owosso, Michigan
                                      48867.

R. Kevin Clinton                      Director and Chief Financial Officer of Professionals Group. He is also a
                                      Director and the President of MHC and a Director and the President of MEEMIC.

John F. Dodge, Jr.                    He is engaged in the private practice of law in Grosse Pointe, Michigan.

H. Harvey Gass, M.D.                  He is a claims medical consultant to ProNational.

Richard P. Horsch, M.D.               He is a retired anesthesiologist.

John F. McCaffrey                     He is the President of Willis Corroon Risk Solutions, New York, New York.

Isaac J. Powell, M.D.                 He is an Associate Professor in Urology in Department of Urology, Wayne State
                                      University School of Medicine, Detroit, Michigan.

Ann F. Putallaz, Ph.D.                She is a Vice President and Director of Retirement Services of Munder Capital
                                      Management, Birmingham, Michigan, which is the investment advisor to The Munder
                                      Funds, a Maryland corporation and an open-end investment company registered under the Investment Company Act of 1940.

Edward S. Truppman, M.D.              He is Board certified in plastic surgery and practices plastic surgery on behalf of Edward S. Truppman, M.D., P.A., Aventura, Florida.

William H. Woodhams, M.D.             He is Board certified in family practice and his practice is located in
                                      Kalamazoo, Michigan.

Donald S. Young, Esq.                 He is a principal of Dykema Gossett PLLC, a law firm headquartered at 400
                                      Renaissance Center, Detroit, Michigan 48243.

EXECUTIVE OFFICERS

NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Richard H. Horsch                     Chairman.

Victor T. Adamo                       President and Chief Executive Officer.

Eliot H. Berg, M.D.                   Vice-Chairman.

Ann F. Putallaz                       Vice-Chairman.

R. Kevin Clinton                      Chief Financial Officer.

Annette E. Flood                      Vice President and Secretary.

John F. Lang                          Vice President, Treasurer and Chief Accounting Officer.

Joseph O. Marker                      Chief Actuary.

William P. Sabados                    Chief Information Officer.

                                   SCHEDULE II

        DIRECTORS AND EXECUTIVE OFFICERS OF PRONATIONAL INSURANCE COMPANY

The names, business addresses and present principal occupations of the directors and executive officers of ProNational Insurance Company are set forth below. If no business address is given, the director's or executive officer's business address is 2600 Professionals Drive, Okemos, Michigan 48864. Unless otherwise indicated, the business address of each ProNational director or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

DIRECTORS

NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Victor T. Adamo                       Chairman, President and Chief Executive Officer of ProNational. He is also
                                      President and Chief Executive Officer of Professionals Group, a Director of MHC
                                      and a Director of MEEMIC.

John O. Bashant                       Senior Vice President, Operations and Underwriting - North Central Region, of
                                      ProNational.

William D. Baxter                     Chief Financial Officer and Treasurer of ProNational.


Jeffrey L. Bowlby                     Senior Vice President, Marketing Sales - North Central Region, of ProNational.

Annette E. Flood                      Secretary, Senior Vice President and Legal Counsel of ProNational. She is also Vice President and Secretary of Professionals Group.

Gregg L. Hanson                       Senior Vice President, Operations and Underwriting - Southern Region, of
                                      ProNational.

John F. Lang                          Senior Vice President of ProNational. He is also Vice President, Treasurer and Chief
                                      Accounting Officer of Professionals Group.


Joseph O. Marker                      Senior Vice President of ProNational. He is also Chief Actuary of Professionals Group.

William P. Sabados                    Chief Information Officer of Professionals Group. He is also the Chief
                                      Information Officer of ProNational and of MEEMIC.

Darryl K. Thomas                      Senior Vice President, Claims - North Central Region, of ProNational.

Robert E. White, Jr.                  Senior Vice President, Claims - Southern Region, of ProNational.

EXECUTIVE OFFICERS


NAME                                  PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Victor T. Adamo                       Chairman, President and Chief Executive Officer.

John O. Bashant                       Senior Vice President, Operations and Underwriting - North Central Region.

William D. Baxter                     Chief Financial Officer and Treasurer.

Jeffrey L. Bowlby                     Senior Vice President, Marketing & Sales - North Central Region.

Annette E. Flood                      Secretary, Senior Vice President and Legal Counsel.

Gregg L. Hanson                       Senior Vice President, Operations and Underwriting - Southern Region.

John F. Lang                          Senior Vice President.

Joseph O. Marker                      Senior Vice President.

William P. Sabados                    Chief Information Officer.

Darryl K. Thomas                      Senior Vice President, Claims - North Central Region.

Robert E. White, Jr.                  Senior Vice President, Claims - Southern Region.